SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                             ______________________

                       Consolidated Capital Properties IV
                              (Name of the Issuer)

                            LIMITED PARTNERSHIP UNITS
                                 (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)
                             ______________________

                               John K. Lines, Esq.
                          General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                              Greenville, SC 29602
                                 (864) 239-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     Insignia Financial Group, Inc.

      S.S. or I.R.S. Identification No. of Above Person
      Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     65,829.5 Units of Limited Partnership Interest ("Units")
      (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     65,829.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     65,829.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     19.2%

14.   Type of Reporting Person
     CO

1.   Name of Reporting Person
     Insignia Properties, L.P.

      S.S. or I.R.S. Identification No. of Above Person
      Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     65,808.5 Units of Limited Partnership Interest ("Units")
      (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     65,808.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     65,808.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     19.2%

14.   Type of Reporting Person
     PN

1.   Name of Reporting Person
     Andrew L. Farkas

      S.S. or I.R.S. Identification No. of Above Person
      Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     United States

7.   Sole Voting Power
     None

8.   Shared Voting Power
     65,829.5 Units of Limited Partnership Interest ("Units")
      (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     65,829.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     65,829.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     19.2%

14.   Type of Reporting Person
     IN

1.   Name of Reporting Person
     Insignia Properties Trust

      S.S. or I.R.S. Identification No. of Above Person
      Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     65,808.5 Units of Limited Partnership Interest ("Units")
      (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     65,808.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     65,808.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     19.2%

14.   Type of Reporting Person
     OO

1.   Name of Reporting Person
     Insignia CCP IV Acquisition, L.L.C.

      S.S. or I.R.S. Identification No. of Above Person
      Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     64,841.5 Units of Limited Partnership Interest ("Units")
      (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     64,841.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     64,841.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     18.9%

14.   Type of Reporting Person
     CO

     The undersigned hereby amend the statement on Schedule 13D filed on their behalf on January 24, 1995 with the Securities and Exchange Commission. This
Amendment No. 1 is being filed as a result of a Limited Partnership Unit Contribution Agreement, dated as of December 31, 1996, by and among Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), and certain other parties set forth therein (the "Contribution Agreement"), and open-market purchases by IPLP during January and February 1997.

     Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this first electronic amendment to a paper format Schedule 13D restates the entire text of the Schedule 13D, but previously filed paper exhibits are not being restated.

Item 1.  Security and Issuer


     The name of the issuer is Consolidated Capital Properties IV, a California limited partnership (the "Partnership"), and the address of its principal executive offices is c/o Insignia Financial Group, Inc., One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602. The title and class of equity securities to which this statement relates is the Partnership's Units of Limited Partnership Interest ("Units").


Item 2. Identity and Background


     The names and business  addresses of the persons filing this statement are:
(i) Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602;
(ii) Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; (iii) Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; (iv) Insignia CCP IV Acquisition, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of Insignia ("CCP IV"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; and (v) Mr. Andrew L. Farkas, a United States citizen who is the Chairman, Chief Executive Officer and President of Insignia and Chairman of the Board of Trustees and who has an office c/o Insignia, One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602 (Mr. Farkas, together with Insignia, IPT, IPLP and CCP IV are collectively referred to as the "Reporting Persons"). The name, business address, present principal occupation or employment and citizenship of each director or trustee and executive officer of Insignia, IPT,

IPLP and CCP IV, other than Mr. Farkas (collectively the "Other Officers and Directors"), have been set forth in Schedule I. During the past five years no Reporting Person, nor to the best knowledge of the Reporting Persons any Other Officer and Director, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Insignia is a fully integrated real estate services organization specializing in the operation and ownership of securitized real estate assets. Insignia is the largest property manager in the United States, has been the largest manager of multi-family residential properties since 1992, and is among the largest managers of commercial properties. Insignia's real estate services include property management, providing all of the day-to-day services necessary to operate a property, whether residential or commercial; asset management, including long-term financial planning, monitoring and implementing capital improvement plans, and development and execution of refinancings and dispositions; real estate leasing and brokerage; maintenance and construction services; marketing and advertising; investor reporting and accounting; and investment banking, including assistance in workouts and restructurings, mergers and acquisitions, and debt and equity securitizations. Through its subsidiary, Compleat Resource Group, Inc., Insignia markets consumer goods and services to the residents and owners of multi- family properties, including properties which Insignia manages.

     Insignia provides property and/or asset management services for over 2,500 properties, which include approximately 283,000 residential units, and approximately 107 million square feet of commercial space, located in over 500 cities in 48 states. Insignia currently provides partnership administration services to approximately 900 limited partnerships having approximately 400,000 limited partners. Insignia also owns, largely through Insignia Properties, L.P., limited partner interests (ranging from approximately 4% to 54% of the outstanding interests) in 28 real estate limited partnerships which in the aggregate own 143 properties with approximately 38,100 residential apartment units and approximately 865,000 square feet of commercial space located in 83 cities and 28 states. Insignia is a public company whose stock is traded on the New York Stock Exchange under the symbol IFS.

     Prior to January 1, 1997, Insignia CCP IV Holding, Inc., a Delaware corporation ("Holding"), owned 60% of the outstanding units of common membership interest of CCP IV, and Koll Tender Corporation I ("Koll") owned the remaining 40%. Holding and Insignia are parties to certain agreements with Koll and certain of its affiliates, pursuant to which CCP IV was formed to make the below described tender offer. Holding is a direct, wholly- owned subsidiary of Insignia Capital Corp. ("Capital"), and Capital is a direct, wholly-owned subsidiary of Insignia. On December 16, 1996, Koll transfered its 40% interest in Holding to Insignia NPI, L.L.C. in exchange for cash. On December 19, 1996, Insignia NPI, L.L.C. merged with and into IPLP. As a result of the above merger, and as of December 19, 1996, IPLP held 40% of the outstanding units of common membership interest in Holding.

     Insignia holds a 94.4% interest in IPT. IPT holds the general partner interest in IPLP, and Insignia holds a limited partner interest in IPLP. Liquidity Assistance, L.L.C., a Delaware limited liability company ("Liquidity"), and Market Ventures, L.L.C., a Delaware limited liability company ("Ventures"), are wholly-owned subsidiaries of Insignia which acquired their Units in a series of purchases on the open market.

Item 3. Sources and Amount of Funds or Other Consideration

      See Item 4.


Item 4.  Purpose of Transaction

     On January 20, 1995, pursuant to its tender offer, CCP IV purchased 62,559.5 Units, representing approximately 22.6% of the outstanding Units, at a cost of $60.00 per Unit.

     On January 1, 1997, pursuant to the Contribution Agreement, dated as of December 31, 1996, Ventures and Liquidity contributed 331 and 478 Units to IPLP, respectively, and Insignia caused the contribution by Holding of its 60% interest in CCP IV holding 64,841.5 Units to IPLP, in exchange for which contributions IPLP issued limited partner units to Insignia. As a result of the above described contribution, IPLP now owns 100% of the outstanding units of common membership interest of CCP IV.

     On January 28, 1997, IPLP purchased 24 Units for an aggregate cost of $1,871.56. On February 12, 1997, IPLP purchased 14 Units for an aggregate cost of $1680.00. On February 13, 1997, IPLP purchased 100 Units for an aggregate cost of $9,400.00. On February 27, 1997, IPLP purchased 20 Units for an aggregate cost of $2,440.00.


Item 5. Interest in Securities of the Issuer


     a. Insignia and Mr. Farkas may be deemed to be the beneficial owners of the 64,841.5 Units indirectly owned by IPLP (through its 60% interest in CCP IV), the 967 Units directly owned by IPLP and the 21 Units directly owned by Ventures as set forth in Row 11 of the cover pages for Insignia and Mr. Farkas, equalling the 19.2% ownership set forth in Row 13 of the cover pages for Insignia and Mr. Farkas. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 28.4% of its outstanding common stock. Accordingly, Mr. Farkas may be deemed to control Insignia and to beneficially own the Units to the extent that Insignia may be deemed to beneficially own such Units.

     IPLP and IPT may be deemed to be the beneficial owners of the 64,841.5 Units indirectly owned by IPLP (through its 60% interest in CCP IV) and the 967 Units directly owned by IPLP as set forth in Row 11 of the cover pages for IPLP, and IPT equalling the 19.2% ownership set forth in Row 13 of the cover pages for IPLP and IPT.

     64,841.5 Units are directly owned by CCP IV as set forth in Row 11 of the cover page for CCP IV, equalling the 18.9% ownership set forth in Row 13 of the cover page for CCP IV.

     b. See Item 4.

     c. On November 19, 1996, Ventures purchased 18 Units for an aggregate cost of $1,852.00. On December 26, 1996, Liquidity purchased 51 Units for an aggregate cost of $4,745.00. On January 28, 1997, IPLP purchased 24 Units for an aggregate cost of $1,871.56. On February 12, 1997, IPLP purchased 14 Units for an aggregate cost of $1680.00. On February 13, 1997, IPLP purchased 100 Units for an aggregate cost of $9,400.00. On February 27, 1997, IPLP purchased 20 Units for an aggregate cost of $2,440.00.

     d. See Item 4.

     e. Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.

Item 7. Material to be Filed as Exhibits

Exhibit (a)(1) Limited Partnership Unit Contribution Agreement, dated as of December 31, 1996, by and among IPLP, Insignia, Liquidity, Ventures and certain other parties named therein.

Exhibit (a)(2) Joint Filing Agreement, dated March 11, 1997.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1997

                         INSIGNIA FINANCIAL GROUP, INC.


                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: General Counsel and Secretary


                         INSIGNIA PROPERTIES, L.P.


                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: Vice President


                         ANDREW L. FARKAS


                         /s/ Andrew L. Farkas
                         --------------------



                         INSIGNIA PROPERTIES TRUST


                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: Vice President


                         INSIGNIA CCP IV AQUISITION, L.L.C.


                          By:    /s/ John K. Lines
                          ------------------------
                          Name:  John K. Lines
                          Title: Vice President

                                    EXHIBIT INDEX

Exhibit             Description                                 Page

(a)(1)      Limited Partnership Unit
                  Contribution Agreement, dated as of
                  December 31, 1996, by and among IPLP,
                  Insignia, Liquidity, Ventures
                  and certain other parties named
                  therein.                                          14

(a)(2)      Joint Filing Agreement, dated
                  March 11, 1997.                                   21